ISSUER FREE WRITING PROSPECTUS
Dated September 26, 2017

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

Dated September 25, 2017 to Prospectus Dated September 7, 2017
Registration No. 333-220378

INVESTORS REAL ESTATE TRUST

6.625% SERIES C CUMULATIVE REDEEMABLE PREFERRED SHARES

(LIQUIDATION PREFERENCE $25.00 PER SHARE)

Final Term Sheet

September 26, 2017

Issuer:	Investors Real Estate Trust (the “Issuer”)

Security:	6.625% Series C Cumulative Redeemable Preferred Shares (the “Series C Preferred Shares”)

Number of Shares:

4,000,000 Series C Preferred Shares (4,600,000 Series C Preferred Shares if the underwriters’ option to purchase additional Series C Preferred Shares is exercised in full). The Issuer reserves the right to reopen this series and issue additional Series C Preferred Shares either through public or private sales at any time.

Trade Date:	September 26, 2017

Settlement Date:

October 2, 2017 (T+4). The underwriters expect that the Series C Preferred Shares will be delivered in global form through the book-entry delivery system of DTC on or about October 2, 2017. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares prior to October 2, 2017 will be required by virtue of the fact that the shares initially will settle in four trading days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Public Offering Price:	$25.00 per share; $100,000,000 total (assuming the option to purchase additional Series C Preferred Shares is not exercised).

Underwriting Discount:	$0.7875 per share; $3,150,000 total (assuming the option to purchase additional Series C Preferred Shares is not exercised).

Net Proceeds (before expenses):	$24.2125 per share; $96,850,000 total (assuming the option to purchase additional Series C Preferred Shares is not exercised).

Dividend Rate:	6.625% per annum on the $25.00 liquidation preference (equivalent to $1.65625 per annum per share).

Dividend Payment Dates:	On or about the last day of March, June, September and December (or, if not a business day, on the next succeeding business day), commencing January 2, 2018.

Liquidation Preference:

$25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to and including the date of the payment. Holders of Series C Preferred Shares will be entitled to receive this liquidating distribution before the Issuer distributes any assets to holders of the Issuer’s common shares and any other junior equity securities.

Optional Redemption:

On and after October 2, 2022, the Issuer may, at its option, redeem the Series C Preferred Shares, in whole, at any time, or in part, from time to time, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series C Preferred Shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer provides or has provided notice of its election to redeem some or all of the Series C Preferred Shares (whether pursuant to its optional redemption right described above or the special optional redemption right), holders of Series C Preferred Shares will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Change of Control:

Occurs when, after the original issuance of the Series C Preferred Shares, the following have occurred and are continuing:

•                  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•                  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such common securities) listed on the New York Stock Exchange, or NYSE, the NYSE American LLC, or NYSE American, or the NASDAQ Stock Market, or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

The “Change of Control Conversion Date” is the date the Series C Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series C Preferred Shares.

Conversion Rights:

Except to the extent that the Issuer has elected to exercise its optional redemption right or its special optional redemption right by providing a notice of redemption prior to the Change of Control Conversion Date, upon the occurrence of a Change of Control, each holder of Series C Preferred Shares will have the right to convert some or all of the Series C Preferred Shares held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series C Preferred Share to be converted equal to the lesser of the following:

•                  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Share dividend payment and prior to the corresponding Series C Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as defined below); and

•                  8.5616 (the “Share Cap”), subject to certain adjustments;

The “Common Share Price” for any Change of Control will be (i) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash; and (ii) the average of the closing prices for the Issuer’s common shares on the NYSE or Nasdaq, as the case may be, for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is other than solely cash.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice with respect to some or all of the Series C Preferred Shares, holders of any Series C Preferred Shares that the Issuer has called for redemption will not be permitted to exercise their Change of Control Conversion Right in respect of any of their Series C Preferred Shares that have been called for redemption, and any Series C Preferred Shares subsequently called for redemption that have been tendered for conversion will be redeemed on the applicable date of redemption instead of converted on the Change of Control Conversion Date.

Except as provided above in connection with a Change of Control, the Series C Preferred Shares are not convertible into or exchangeable for any other securities or property.

NYSE Listing Symbol (applied for):	IRET PRC

CUSIP:	461730 400

ISIN:	US4617304005

Joint Book-Running Managers:	BMO Capital Markets Corp. Raymond James & Associates, Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated D.A. Davidson & Co. Janney Montgomery Scott J.J.B. Hilliard, W.L. Lyons, LLC PNC Capital Markets LLC

The Issuer has filed a registration statement (including a prospectus dated September 7, 2017 and a preliminary prospectus supplement dated September 25, 2017) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting: BMO Capital Markets Corp. at 1-800-414-3627 or Raymond James & Associates, Inc. at 1-800-248-8863.